Exhibit 99.29

STATEMENT OF EXECUTIVE COMPENSATION

DATED: JUNE 29, 2026

Statement of Executive Compensation

Objective:

The objective of this disclosure is to communicate the compensation the Company paid, made payable, awarded, granted, gave or otherwise provided to each named executive officer and director for the financial year, and the decision-making process relating to compensation. This disclosure provides insight into executive compensation as a key aspect of the overall stewardship and governance of the Company and will help investors understand how decisions about executive compensation are made.

Definitions:

For the purpose of this Statement of Executive Compensation, in this form:

(a)	“Company” means Gold X2 Mining Inc.;

(b)	“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

(c)	“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;

(d)	“named executive officer” or “NEO” means each of the following individuals:

(i)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(ii)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(iii)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (i) and (ii) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year;

(iv)	each individual who would be a named executive officer under paragraph (iii) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year;

(e)	“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

(f)	“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation

During the financial year ended December 31, 2025, based on the definitions in this section, the NEOs of the Company were (a) Michael Henrichsen who has been serving as CEO and President since May 1, 2024, (b) Marlis Yassin who served as CFO and Corporate Secretary from November 1, 2021 to February 1, 2025, (c) Erica Borgstrom who served as CFO from February 1, 2025 to September 30, 2025, (d) Juciane Gomes who served as CFO and Corporate Secretary from September 30, 2025 to January 19, 2026, (e) Peter Flindell, who served as Vice-President, Exploration from May 31, 2021 to November 6, 2025 and who has been serving as Chief Operating Officer since November 6, 2025, and who is a NEO pursuant to d (iii) of the above definitions, and (f) Sam Gibson, who has been serving as Vice President Corporate Development since September 2, 2025 and who is a NEO pursuant to d (iii) of the above definitions. Individuals serving as Directors of the Company who were not NEOs during the financial year ended December 31, 2025, were Galen McNamara who served as director from May 31, 2021 to June 26, 2025, Kyle Hickey who has been serving as director since November 17, 2023, Shawn Khunkhun who has been serving as director since May 31, 2021, Joanna Pearson who has been serving as director since May 31, 2021, Brett Richards who served as director from May 31, 2021 to January 27, 2026, David Stone who has been serving as director since November 28, 2024 and Tom Obradovich who has been serving as director since September 2, 2025.

During the financial year ended December 31, 2024, based on the definitions in this section, the NEOs of the Company were (a) Brett Richards who served as CEO from May 31, 2021 to April 22, 2024, (b) Michael Henrichsen, and (c) Peter Flindell. Individuals serving as Directors of the Company who were not NEOs during the financial year ended December 31, 2024, were Galen McNamara, Kyle Hickey, Brandon MacDonald who served as director from May 31, 2021 to November 28, 2024, Shawn Khunkhun, Joanna Pearson, Victor Cantore who served as director from May 31, 2021 to January 23, 2024, and David Stone.

Director and NEO compensation, excluding options and compensation securities

The following table sets forth all compensation, excluding options and compensation securities, paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, for the two most recently completed financial years, to each NEO and director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director of the Company for services provided and for services to be provided, directly or indirectly, to the Company or a subsidiary of the Company.

Table of Compensation (Excluding Compensation Securities)
Name and Position	Year (1)	Salary, consulting fees retainer or commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
Michael Henrichsen (2) President, CEO & Director	2025	300,000	300,000	Nil	Nil	Nil	600,000
	2024	165,000	100,000	Nil	Nil	Nil	265,000
Brett Richards (3) Former CEO, Former Chairman, and Former Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	50,000	Nil	Nil	Nil	Nil	50,000
Marlis Yassin (4) Former CFO and Former Corporate Secretary	2025	12,000	Nil	Nil	Nil	Nil	12,000
	2024	114,000	50,000	Nil	Nil	Nil	164,000
Erica Borgstrom (5) Former CFO	2025	164,728	Nil	Nil	Nil	Nil	164,728
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Juciane Gomes (6) Former CFO and Former Corporate Secretary	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Peter Flindell (7) Chief Operating Officer, Former VP, Exploration	2025	289,503	225,000	Nil	Nil	Nil	514,503
	2024	280,000	100,000	Nil	Nil	Nil	380,000

Sam Gibson (8) VP, Corporate Development	2025	247,500	220,000	Nil	Nil	Nil	467,500
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Shawn Khunkhun (9) Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil
Kyle Hickey (10) Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil
Galen McNamara (11) Former Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil
Joanna Pearson (12) Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil
David Stone (13) Director	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	Nil
Brandon Macdonald (14) Former Director	2025	N/A	N/A	N/A	N/A	N/A	N/A
	2024	Nil	Nil	Nil	Nil	Nil	Nil
Victor Cantore (15) Former Director	2025	N/A	N/A	N/A	N/A	N/A	N/A
	2024	Nil	Nil	Nil	Nil	Nil	Nil
Tom Obradovich (16) Director and Chairman	2025	Nil	Nil	Nil	Nil	Nil	Nil
	2024	N/A	N/A	N/A	N/A	N/A	N/A

NOTES:

(1)	The Statement of Executive Compensation is for the two most recently completed financial years ended December 31, 2025 and 2024.

(2)	Michael Henrichsen was appointed as President, CEO and a director effective May 1, 2024.

(3)	Brett Richards resigned as CEO on April 22, 2024, as Chairman on January 27, 2026, and as a director on January 27, 2026. Compensation in 2024 included $50,000 of CEO consulting fees prior to resignation.

(4)	Marlis Yassin resigned as CFO and Corporate Secretary effective February 1, 2025. During the year ended December 31, 2025, $15,000 in consulting fees were also paid to Sentinel Corporate Services Inc., a company owned by a family member of Marlis Yassin.

(5)	Erica Borgstrom resigned as CFO effective September 30, 2025.

(6)	Juciane Gomes resigned as CFO and Corporate Secretary effective January 19, 2026.

(7)	Peter Flindell ceased to be Vice-President, Exploration and was appointed Chief Operating Officer on November 6, 2025.

(8)	Sam Gibson was appointed Vice President Corporate Development on September 2, 2025.

(9)	Shawn Khunkhun was appointed as a director on May 31, 2021.

(10)	Kyle Hickey was appointed as a director on November 17, 2023.

(11)	Galen McNamara resigned as director effective June 26, 2025.

(12)	Joanna Pearson was appointed as a director on May 31, 2021.

(13)	David Stone was appointed as a director on November 28, 2024.

(14)	Brandon Macdonald resigned as a director on November 28, 2024.

(15)	Victor Cantore resigned as a director on January 23, 2024.

(16)	Tom Obradovich was appointed as a director on September 2, 2025, and as Chairman on January 27, 2026.

STOCK OPTIONS AND OTHER COMPENSATION SECURITIES

The following table sets forth all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries.

Compensation Securities
Name and position	Type of compensation security (1) (2)	Number of compensation securities, number of underlying securities, and percentage of class (3)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Michael Henrichsen President, CEO & Director	RSUs	700,000 RSUs (14.16%) 700,000 Underlying Shares (0.14%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	1,250,000 Options (3.65%) 1,250,000 Underlying Shares (0.25%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030

Brett Richards Former CEO, Former Chairman, and Former Director	RSUs	90,000 RSUs (1.82%) 90,000 Underlying Shares (0.02%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	250,000 Options (0.73%) 250,000 Underlying Shares (0.5%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030
Erica Borgstrom Former CFO	RSUs	250,000 RSUs (5.06%) 250,000 Underlying Shares (0.05%)	February 10, 2025	N/A	0.315	0.67	December 31, 2028
	Options	500,000 Options (1.46%) 500,000 Underlying Shares (0.10%)	February 10, 2025	0.38	0.315	0.67	February 10, 2030
Juciane Gomes Former CFO and Former Corporate Secretary	RSUs	50,000 RSUs (1.01%) 50,000 Underlying Shares (0.01%)	October 28, 2025	N/A	0.51	0.67	December 31, 2028
	Options	300,000 Options (0.88%) 300,000 Underlying Shares (0.06%)	October 28, 2025	0.51	0.51	0.67	October 28, 2030
Peter Flindell Chief Operating Officer, Former VP, Exploration	RSUs	525,000 RSUs (10.62%) 525,000 Underlying Shares (0.11%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	1,000,000 Options (2.92%) 1,000,000 Underlying Shares (0.20%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030
Sam Gibson VP, Corporate Development	RSUs	475,000 RSUs (9.61%) 475,000 Underlying Shares (0.10%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	900,000 Options (2.63%) 900,000 Underlying Shares (0.18%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030
Shawn Khunkhun Director	RSUs	90,000 RSUs (1.82%) 90,000 Underlying Shares (0.02%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	250,000 Options (0.73%) 250,000 Underlying Shares (0.5%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030
Kyle Hickey Director	RSUs	110,000 RSUs (2.22%) 110,000 Underlying Shares (0.02%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	250,000 Options (0.73%) 250,000 Underlying Shares (0.5%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030
Joanna Pearson Director	RSUs	110,000 RSUs (2.22%) 110,000 Underlying Shares (0.02%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	250,000 Options (0.73%) 250,000 Underlying Shares (0.5%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030
David Stone Director	RSUs	110,000 RSUs (2.22%) 110,000 Underlying Shares (0.02%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	250,000 Options (0.73%) 250,000 Underlying Shares (0.5%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030
Tom Obradovich Director and	RSUs	275,000 RSUs (5.56%) 275,000 Underlying Shares (0.06%)	September 2, 2025	N/A	0.42	0.67	December 31, 2028

Chairman	RSUs	110,000 RSUs (2.22%) 110,000 Underlying Shares (0.02%)	November 6, 2025	N/A	0.51	0.67	December 31, 2028
	Options	325,000 Options (0.95%) 325,000 Underlying Shares (0.07%)	September 2, 2025	0.42	0.42	0.67	September 2, 2030
	Options	250,000 Options (0.73%) 250,000 Underlying Shares (0.5%)	November 6, 2025	0.51	0.51	0.67	November 6, 2030

(1)	All stock options granted during the most recently completed financial year vest at a schedule of 1/3 six months from the grant date, 1/3, eighteen months from grant date and final 1/3, thirty months from the grant date. RSUs vest one year from the date of grant.

(2)	Based on 34,203,828 Options issued and outstanding, 4,945,000 RSUs issued and outstanding and 496,825,290 Shares issued and outstanding, all as at December 31, 2025.

As at December 31, 2025, the NEOs and directors of the Company also held the following compensation securities:

(a)	Michael Henrichsen also held (a) 2,250,000 Options issued on May 28, 2024, with an exercise price of $0.225 and expiring on May 28, 2029; and (b) 1,000,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

(b)	Peter Flindell also held (a) 1,500,000 Options issued on June 4, 2021, with an exercise price of $0.650 and expiring on June 4, 2026; (b) 750,000 Options issued on April 24, 2023, with an exercise price of $0.250 and expiring on April 24, 2028; (c) 350,000 Options issued on December 22, 2023, with an exercise price of $0.150 and expiring on December 22, 2028; and (d) 700,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

(c)	Sam Gibson also held 1,000,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

(d)	Kyle Hickey also held (a) 320,000 Options issued on December 22, 2023, with an exercise price of $0.150 and expiring on December 22, 2028; and (b) 345,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

(e)	Shawn Khunkhun also held (a) 300,000 Options issued on June 4, 2021, with an exercise price of $0.650 and expiring on June 4, 2026; and (b) 200,000 Options issued on April 24, 2023, with an exercise price of $0.250 and expiring on April 24, 2028; (c) 320,000 Options issued on December 22, 2023, with an exercise price of $0.150 and expiring on December 22, 2028; and (d) 225,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

(f)	Joanna Pearson also held (a) 350,000 Options issued on June 4, 2021, with an exercise price of $0.650 and expiring on June 4, 2026; (b) 200,000 Options issued on April 24, 2023, with an exercise price of $0.250 and expiring on April 24, 2028; (c) 320,000 Options issued on December 22, 2023, with an exercise price of $0.150 and expiring on December 22, 2028; and (d) 225,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

(g)	Brett Richards also held (a) 2,500,000 Options issued on June 4, 2021, with an exercise price of $0.650 and expiring on June 4, 2026; (b) 1,250,000 Options issued on April 24, 2023, with an exercise price of $0.250 and expiring on April 24, 2028; (c) 750,000 Options issued on December 22, 2023, with an exercise price of $0.150 and expiring on December 22, 2028; and (d) 225,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

(h)	David Stone also held 275,000 Options issued on November 28, 2024, with an exercise price of $0.380 and expiring on November 28, 2029.

EXERCISE OF COMPENSATION SECURITIES BY DIRECTORS AND NEOS

The following table sets forth each exercise by a director or named executive officer of compensation securities during the most recently completed financial year.

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Victor Cantore Former Director	Options	100,000	0.25	March 5, 2025	0.265	0.015	1,500.00.00
Michael Henrichsen President, CEO & Director	RSUs	600,000	n/a	May 28, 2025	0.335	0.335	201,000.00
	RSUs	400,000	n/a	November 28, 2025	0.560	0.560	224,000.00
Marlis Yassin Former CFO and Former Corporate Secretary	Options	250,000	0.25	June 25, 2025	0.380	0.13	32,500.00
	Options	576,000	0.15	June 27, 2025	0.345	0.195	112,320.00
	RSUs	100,000	n/a	November 28, 2025	0.560	0.560	56,000.00
Shawn Khunkhun Director	RSUs	150,000	n/a	July 29, 2025	0.435	0.435	65,250.00
	RSUs	175,000	n/a	November 28, 2025	0.560	0.560	98,000.00
Brett Richards Former Director	RSUs	125,000	n/a	November 28, 2025	0. 560	0. 560	70,000.00
Joanna Pearson Director	RSUs	175,000	n/a	November 28, 2025	0. 560	0. 560	98,000.00
Kyle Hickey Director	RSUs	255,000	n/a	November 28, 2025	0. 560	0. 560	142,800.00
David Stone Director	RSUs	250,000	n/a	November 28, 2025	0. 560	0. 560	140,000.00
Peter Flindell Chief Operating Officer, Former VP, Exploration	RSUs	200,000	n/a	November 28, 2025	0. 560	0. 560	112,000.00
Sam Gibson VP, Corporate Development	RSUs	300,000	n/a	November 28, 2025	0. 560	0. 560	168,000.00
Galen McNamara Former Director	Options	266,666	0.15	December 19, 2025	0.640	0.49	130,666.00
	Options	250,000	0.25	December 19, 2025	0.640	0.39	97,500.00
	Options	75,000	0.38	December 19, 2025	0.640	0.26	19,500.00

Omnibus Incentive Plan

The Company’s Omnibus Incentive Plan (the “Omnibus Plan”) was adopted by the Board on November 8, 2022 and is of a typical nature for an issuer at the size and stage of development of the Company, allowing for a high degree of flexibility in the types of securities granted (the “Awards”, defined below). The Omnibus Plan was most recently approved by the Shareholders at the Company’s Annual General Meeting held on June 6, 2025 and subsequently by the TSXV on July 10, 2025.

Purpose

The purpose of the Omnibus Plan is to ensure incentive equity compensation appropriately reflects the objectives of the Company by providing a share-related mechanism to advance the interests of the Company. These objectives include (but are not limited to): (i) increasing the Eligible Participants’ interest in the Company’s welfare; (ii) providing an incentive to Eligible Participants to continue their services for the Company; (iii) rewarding Eligible Participants for performance; and (iv) a means of attracting and retaining Eligible Participants.

Eligible Participants (or “Participants”)

Pursuant to the terms of the Omnibus Plan, individuals who are: (a) employees of the Company or any of its subsidiaries, (b) persons who work on a full time, part-time or weekly basis for the Company or any of its subsidiaries providing services normally provided by an employee and who are under the control and direction of the Company or a subsidiary, (c) Directors or Officers of the Company, and (d) a consultant who is engaged to provide ongoing, bona fide services to the Company or any of its subsidiaries, other than in relation to a distribution of securities, and who provides such services under a written contract and who spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary, are eligible to participate in the Omnibus Plan.

Administration of the Omnibus Plan

The Omnibus Plan shall be administered and interpreted by the Board or, if the Board so decides, by a committee or plan administrator appointed by the Board (the “Plan Administrator”).

General Conditions of the Omnibus Plan

•	The Omnibus Plan is a “rolling up to 10%” plan under which the number of Shares issuable pursuant to the Omnibus Plan, in aggregate, is equal to up to a maximum of 10% of the Issued Shares as at the date of grant or issuance of any Security Based Compensation under the Omnibus Plan.

•	The Omnibus Plan is an “evergreen” plan, meaning Shares of the Company covered by Awards which have been exercised or settled, as applicable, and Awards which expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Shares of the Company increases.

•	The annual grant of Awards under the Omnibus Plan to any one non-Employee Director shall not exceed $150,000 in value, of which no more than $100,000 may comprise Options.

•	Unless the Company has obtained the requisite Shareholder approval in accordance with the Exchange Policies, the maximum number of Shares issuable at any point in time under the Omnibus Plan, the Previous Option Plan or any other Share Compensation Arrangement to:

a)	Insiders, shall not exceed ten percent (10%) of the Outstanding Issue;

b)	Insiders, within any one-year period, shall not exceed ten percent (10%) of the Outstanding Issue;

c)	Any one Participant (and companies wholly owned by that Participant), within any 12-month period, shall not exceed 5% of the Outstanding Issue;

d)	Any one Consultant in a 12-month period, shall not exceed 2% of the Outstanding Issue; and

e)	Any Investor Relations Provider in a 12-month period shall not exceed 2% of the Outstanding Issue, as of the date of grant of the Award.

•	Investor Relations Service Providers may not receive any Security Based Compensation other than Stock Options and all Options shall vest in stages over a period of not less than 12 months (with no more than ¼ vesting in each three-month period).

Types of Awards Provided for under the Omnibus Plan

Options, RSUs and DSUs may be granted pursuant to the Omnibus Plan and are collectively referred to as “Awards” in this Information Circular.

Options:

The Board shall, by resolution, in its sole discretion grant Options to a Participant, subject to the provisions of the Omnibus Plan, and will be evidenced by an Option Agreement designating:

a)	the Eligible Participants who may receive Options under the Omnibus Plan,

b)	the number of Options to be granted to each Eligible Participant and the date or dates on which such Options shall be granted (the “Grant Date”),

c)	the price per Share to be payable upon the exercise of each such Option, which shall not be less than the Market Price of such Shares at the time of the grant, (the “Option Price”);

d)	the relevant vesting provisions (including Performance Criteria, if applicable); and

e)	the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted (“Option Term”).

Termination of Options

The following table describes the impact of certain events upon the rights of Participants of Options under the Omnibus Plan, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a Participant’s employment agreement or grant agreement and the change of control provisions described below:

Termination Event	Provisions
Termination for Cause	All vested or unvested Options granted to such Participant shall terminate automatically and become void immediately upon the effective date of such termination
Resignation or Termination other than for Cause	i.	All unvested Awards granted to such Participant shall terminate and become void immediately upon such Resignation or Termination Date.
	ii.	Each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following such Resignation Date or Termination Date, and the expiry date of the Option, or such longer period as the Board may determine in its sole discretion.
	iii.	Each vested Option granted to a Participant engaged in Investor Relations Activities, will cease to be exercisable on the earlier of thirty (30) days following the Termination Date and the expiry date of the Option, or such longer period as the Board may determine in its sole discretion.
Permanent Disability or Retirement	i.	All unvested Awards granted to such Participant shall terminate and become void immediately upon such Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability.
	ii.	Each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following such Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability, or such longer period as the Board may determine in its sole discretion.
	iii.	Each vested Option granted to a Participant engaged in Investor Relations Activities, will cease to be exercisable on the earlier of thirty (30) days a following the Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability, or such longer period as the Board may determine in its sole discretion.
Death	i.	Each vested Option granted to such Participant who ceases to be an Eligible Participant by reason of death, may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options (the “Vested Awards”) on the date of such

Participant’s death.
ii.	Such Vested Awards shall only be exercisable within twelve (12) months after the Participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier.

Black-Out Period

The Omnibus Plan provides that the exercise period shall automatically be extended if the date on which such option is scheduled to terminate shall fall during a black out period. In such cases, the extended exercise period shall terminate ten business days following the last day of the blackout period.

Cashless Exercise

In order to facilitate the payment of the exercise price of the Options, the Omnibus Plan has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the Omnibus Plan. In the event of either a cashless exercise or net exercise, payment of the exercise shall be calculated by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

Restricted Share Units:

An RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share for each RSU after a specified vesting period determined by the Board or Plan Administrator, provided that no RSU shall vest until at least one year following the date the RSU was granted. Settlement of RSUs shall take place promptly following the RSU Settlement Date and no later than the end of the Restriction Period, and shall take the form determined by the Board, in its sole discretion, pursuant to Section 8.1 Tax Withholding in the Omnibus Plan (“Section 8.1”). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement. The number of RSUs granted at any time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Board or Plan Administrator, by (ii) the Market Price of a Share on the date of grant.

At the sole discretion of the Board, any cash dividend declared on the Company’s Shares while an RSU remains unvested may be credited to the holder’s account as additional RSUs. The number of additional RSUs equals (i) the product of the cash dividend per Share and the number of RSUs then outstanding for the Participant, divided by (ii) the Market Price of a Share on the dividend-payment date. Dividend- equivalent RSUs vest, settle and forfeit on exactly the same schedule and terms as the underlying RSUs; if those RSUs do not vest, the associated dividend equivalents are cancelled with no payment. The Company may, in lieu of issuing Shares, elect to cash-settle these dividend equivalents, and any such additional RSUs are included in the calculation of the plan’s 10 % rolling limit and all other grant limits.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Omnibus Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of such RSUs, (provided, however, that no such Restriction Period shall exceed three years), and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in the Omnibus Plan and in any RSU Agreement.

Termination of RSUs

Termination Event	Provisions
Termination for Cause or Resignation	All unvested RSUs shall be forfeited and cancelled on the Termination Date. The Participant shall not receive any payment in lieu of cancelled RSUs that have not vested.

Termination other than for Cause, Death, Retirement, or injury or disability (including eligibility to receive long-term disability benefits)	All unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress, shall be terminated, and the Participant shall not receive any payment in lieu of cancelled RSUs.

For greater certainty, where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to any of the above provisions following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment until its expiry.

RSUs granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee will expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under the Omnibus Plan.

Deferred Share Units:

A Deferred Share Unit is an Award attributable to a Participant’s duties as a Director or Officer of the Company or a Subsidiary and that, upon settlement, entitles the recipient Participant to receive such number of Shares, the Cash Equivalent, or a combination thereof that is payable after Termination of Service of the Participant.

At the sole discretion of the Board, any cash dividend declared on the Company’s Shares while a DSU remains unvested may be credited to the holder’s account as additional DSUs. The number of additional DSUs equals (i) the product of the cash dividend per Share and the number of DSUs then outstanding for the Participant, divided by (ii) the Market Price of a Share on the dividend-payment date. Dividend- equivalent DSUs vest, settle and forfeit on exactly the same schedule and terms as the underlying DSUs; if those DSUs do not vest, the associated dividend equivalents are cancelled with no payment. The Company may, in lieu of issuing Shares, elect to cash-settle these dividend equivalents, and any such additional DSUs are included in the calculation of the plan’s 10 % rolling limit and all other grant limits.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive DSU Awards under the Omnibus Plan, and (ii) fix the number of DSU Awards to be granted to each Eligible Participant and the date or dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed in the Omnibus Plan and evidenced by a DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Payment of Annual Base Compensation in DSUs

a)	Each Participant may elect to receive in DSUs for any portion or all of their Annual Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year with respect to which the election is made. Elections shall be irrevocable with respect to compensation earned during the period to which such election relates.

b)	No DSUs issued pursuant to the Omnibus Plan may vest before the date that is one year following the date it is granted or issued. The Company permits the vesting to be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Omnibus Plan in connection with a Change of Control, take-over bid, RTO or other similar transaction.

c)	All DSUs granted with respect to Annual Base Compensation will be credited to the Participant’s Account when such Annual Base Compensation is payable (the “Grant Date”) and are subject to the overall “10% rolling plan” and grant limits.

d)	The Participant’s Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Grant Date by the Market Value of the Shares.

Payment of other Compensation in DSUs

a)	The Board may also award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services they render to the Company.

b)	The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s Account.

Settlement of DSUs

a)	A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant is entitled upon Termination of Service, by filing a redemption notice on or before December 15 of the first calendar year commencing after the date of the Participant’s Termination of Service.

b)	The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service. In the case of the death of a Participant, the Company will, subject to Section 8.1, make payment of the DSU Settlement Amount within two months of the Participant’s death to or for the benefit of the legal representative of the deceased Participant.

c)	Subject to the terms of the DSU Award Agreement settlement of DSUs shall take place promptly following the Filing Date, and take the form of Shares, Cash Equivalent, or a combination thereof, as determined by the Board, in its sole discretion.

Change of Control

a)	In the event of a potential Change of Control, the Board shall have the power, in its sole discretion, subject to the Omnibus Plan, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants to tender into a take-over bid or to participate in any other transaction leading to a Change of Control.

b)	If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control all unvested RSUs shall immediately vest and be paid out and all unvested Options shall vest and become exercisable as follows:

(i)	a Participant who was also an Officer or Employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or Consulting Agreement terminated, or the Participant is constructively dismissed, or

(ii)	a Non- Employee Director ceases to act in such capacity.

c)	Any Options that become exercisable pursuant to the Change of Control shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is 90 days after such termination or dismissal.

d)	No acceleration of vesting requirements applicable to Option grants to an Investor Relations Service Provider may occur without the prior written approval of the Stock Exchange.

e)	No Security Based Compensation (other than Options or securities issued pursuant to a Share Purchase Plan) issued pursuant to the Omnibus Plan may vest before the date that is one year following the date it is granted or issued except through accelerated vesting for a Participant who dies or ceases to be an eligible Participant under the Omnibus Plan in connection with a change of control, take-over bid, RTO or other similar transaction.

Amendments to the Omnibus Plan

Any amendment to, or discontinuance of, the Omnibus Plan is subject to Shareholder approval as a condition to Stock Exchange acceptance of the amendment, except for amendments to fix typographical errors; and (ii) amendments to clarify existing provisions of the Omnibus Plan that do not have the effect of altering the scope, nature and intent of such provisions. Any Amendments to the Omnibus Plan that could result in any of the limits set forth under Section 2.5 of the Omnibus Plan, or under the terms of the Share Limits will require disinterested Shareholder approval.

Shares Available for Awards

The aggregate maximum number of Shares reserved for issuance pursuant to Awards under the Omnibus Plan not exceed 10% of the aggregate number of Shares issued and outstanding from time to time on a non-diluted basis.

Employment, Consulting and Management Agreements

The following is a summary of the material terms of each agreement or arrangement under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the company or any of its subsidiaries that were performed by a director or named executive officer, or performed by any other party but are services typically provided by a director or a named executive officer of the Company.

Michael Henrichsen – CEO

The Company entered into a consulting agreement with Michael Henrichsen effective May 1, 2024, pursuant to which Mr. Henrichsen agreed to carry out the duties and responsibilities of the position of CEO for the Company (such agreement to continue until otherwise terminated). Under the terms of Mr. Henrichsen’s consulting agreement, the Company agreed to pay Mr. Henrichsen a monthly consulting fee of $20,000 based on an estimated full-time equivalent time commitment of 80%. Effective December 1, 2024, Mr. Henrichsen’s agreement was adjusted to reflect a full-time position and his monthly consulting fee was increased to $25,000. Mr. Henrichsen is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

The agreement provides that, in the event of termination for just cause, Mr. Henrichsen shall not be entitled to any payments or benefits, other than amounts due and owing, up to termination of the agreement. In the event of termination for other than just cause, the Company shall provide Mr. Henrichsen a lump sum payment equal to twelve (12) months of consulting fees paid at the rate prescribed in the agreement and a lump sum payment equivalent to the target incentive bonus for a six (6) month period. Mr. Henrichsen may terminate the agreement at any time by providing the Company with three (3) months’ notice.

In the event of termination of the agreement on a change of control, Mr. Henrichsen shall be entitled to a lump sum payment equivalent to eighteen (18) months of consulting fees paid at the rate prescribed in the agreement and a lump sum payment equivalent to the target incentive bonus for an eighteen (18) month period. Any outstanding incentive stock options and equity bonus issued to Mr. Henrichsen shall immediately vest and thereafter shall terminate and cease to be exercisable ninety (90) days after termination of the agreement.

Marlis Yassin – Former Chief Financial Officer & Corporate Secretary

Effective November 1, 2021, the Company entered into a consulting agreement with Marlis Yassin as the CFO and Corporate Secretary of the Company. Under the terms of Ms. Yassin’s consulting agreement, the Company agreed to pay Ms. Yassin a monthly consulting fee of $12,000. Ms. Yassin is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

The agreement provides that, in the event of termination for just cause, Ms. Yassin shall not be entitled to any payments or benefits, other than amounts due and owing, up to termination of the agreement. In the event of termination for other than just cause, the Company shall provide Ms. Yassin with working notice, payment in lieu of working notice or a combination of the two, equal to the total of the fees paid at the rate prescribed in the agreement in the three (3) months preceding termination, which amount is payable within thirty (30) days of the termination date. In the event of termination for other than just cause, including in on a change of control, any outstanding incentive stock options and equity bonus issued to Ms. Yassin shall immediately vest and thereafter shall terminate and cease to be exercisable ninety (90) days after termination of the agreement.

Effective February 1, 2025, Ms. Yassin resigned as CFO & Corporate Secretary and Erica Borgstrom was appointed as CFO & Corporate Secretary.

Juciane Gomes – Former Chief Financial Officer and Corporate Secretary

On October 28, 2025, the Company entered into a consulting agreement with Fehr & Associates (“F&A”), pursuant to which F&A agreed to provide accounting, financial reporting, corporate secretary support and general consulting to the Company, including but not limited to the appointment of Juciene Gomes to serve as the Company’s Chief Financial Officer and Corporate Secretary. Under the terms of the agreement with F&A, either party may terminate the agreement, with or without cause, by providing 90 days written notice to the other party. In the event of termination, for whatever reason, the Company will be invoiced for time and expenses incurred up to the end of the notice period together with reasonable time and expenses incurred to bring the engagement to a close. The Company agreed to pay the amount of $14,000 per month to Ms. Gomes as CFO & Corporate Secretary.

Sam Gibson – VP Corporate Development

On November 28, 2024, the Company entered into a consulting agreement with Sam Gibson, pursuant to which Mr. Gibson agreed to serve as Vice President, Corporate Development of the Company. The agreement provides that, in the event of termination for just cause, Mr. Gibson shall not be entitled to any payments or benefits, other than amounts due and owing, up to termination of the agreement. In the event of termination for other than just cause, the Company shall provide Mr. Gibson with working notice, payment in lieu of working notice or a combination of the two, equal to the three (3) months at the monthly rate prescribed in the agreement. If the Company terminates the agreement without advance notice, or if Mr. Gibson elects to terminate the agreement by providing written notice, both within 12 months of a change of control, Mr. Gibson shall be entitled to a lump sum payment equivalent to six (6) months of consulting fees paid at the rate prescribed in the agreement. In consideration for providing the services, the Company agreed to pay Mr. Gibson a monthly fee of $18,333.33 plus applicable taxes.

Peter Flindell – Former VP Exploration and Current Chief Operating Officer

On January 1, 2021, the Company entered into a consulting agreement with Peter Flindell to serve in the capacity of VP Exploration. Under the consulting agreement, Mr. Flindell agreed to serve as an officer of the Company. On April 1, 2022, Mr. Flindell became an employee of Moss Lake Project Inc., a wholly- owned subsidiary of the Company.

Under the terms of Mr. Flindell’s employment agreement, the Company agreed to pay Mr. Flindell a salary of $280,000 per year. Mr. Flindell is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

Under the terms of Mr. Flindell’s employment agreement, the Company may terminate Mr. Flindell without cause at any time upon six (6) months’ notice or payment in lieu thereof. The Company may terminate Mr. Flindell for just cause without notice or liability of any termination, pay, severance, bonus or other remuneration. Mr. Flindell may terminate the employment agreement by giving six (6) months’ notice, which the Company may waive.

Effective November 6, 2025, Peter Flindell’s title was updated from Vice President, Exploration to Chief Operating Officer.

External Management Companies

None of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Compensation Discussion and Analysis

The Compensation, Nominations and Governance Committee

The Compensation, Nominations and Governance Committee (the “CNG Committee”) is comprised of Tom Obradovich (Chair), Shawn Khunkhun, Kyle Hickey and Joanna Pearson, all of whom are independent directors within the meaning set out in NI 58- 101. The CNG Committee is responsible for making recommendations to the Board on all matters relating to the compensation of directors, members of the various committees of the Board, the Chair of the Board, officers and employees of the Company.

The responsibilities of the CNG Committee include:

•	monitoring and evaluating the performance of the CEO and other members of senior management;

•	annually reviewing and making recommendations to the Board with respect to the Company’s compensation and benefit programs for CEO and other senior officers of the Company including base salaries, bonuses or other performance incentive, stock options and/or restricted share units. The amount payable to the CEO or other senior officers may be based on several factors, including experience, past performance, anticipated future contributions and comparisons to salaries offered by other comparable companies. The CNG Committee will review and approve corporate goals and objectives relevant to the CEO on an annual basis. The CEO’s contribution towards the Company’s achievement of corporate goals and objectives for the previous financial year will form the basis for the CNG Committee’s recommendations concerning bonus or other performance recognition awards; and

•	reviewing and making recommendations to the Board with respect to the implementation or variation of stock options or restricted share units plans, share purchases plans, compensation and incentive plans and retirement plans. Further, the CNG Committee will ensure proper administration of the Company’s existing share incentive plans, including the granting or making recommendations with respect to the granting of options or restricted share units. The number of options granted or restricted share units issued will give consideration to the potential contribution an individual may make to the success of the Company.

Compensation Components

Subject to the approval of the CNG Committee and Board, the compensation paid to NEOs in a given year may include three components:

•	Base Salary – base salaries represent the fixed component of NEO’s remuneration. Through annual Short-Term Incentive and Long-Term Incentive targets, salaries also impact other, variable aspects of total compensation. Salaries are set with the objective of ensuring the Company’s overall compensation remains competitive within the industry.

•	STI – short-term incentives, or bonuses, are a form of variable compensation to reward NEOs for delivering on annual corporate and individual objectives.

•	LTI – long-term incentives are a form of variable compensation to attract, retain and reward NEOs who are expected to deliver long-term shareholder value for the Company. Long-term incentives are intended to establish alignment between NEOs and the Company’s shareholders.

Pension Plan Benefits

The Company does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.

APPROVED BY THE BOARD OF DIRECTORS

/s/ “Michael Henrichsen”

Michael Henrichsen
President, Chief Executive Officer and Director